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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.    2     )*
                                          ---------

                        SHELBY WILLIAMS INDUSTRIES, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                           Common Stock $.05 par value
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   822135 10 9
           --------------------------------------------------------
                                 (CUSIP Number)

                         Walter Roth, D'Ancona & Pflaum
                       30 North Lasalle Street, Suite 2900
                   Chicago, IL  60602    Tel # (312) 580-2020
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                February 8, 1996
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 5 Pages

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CUSIP No. 822135 10 9                 13D                 Page  2  of  5  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
                    MANFRED STEINFELD
                    S.S. No. ###-##-####

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member                            (a)  / /
     of a Group*                                                      (b)  /x/

-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

                    N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)

                    N/A
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

                    U.S.A.
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                   2,424,248
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                   40,908
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                   2,424,248
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                   40,908
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                    2,465,156
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                          /x/
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

                    27.7
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

                    IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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ITEM 1.  SECURITY AND ISSUER.

     This Amendment No. 2 to Schedule 13D relates to the shares of common stock, $.05 par value of Shelby Williams Industries, Inc. (the "Company"). The address of the principal executive offices of the Company is Suite 11-111, Merchandise Mart, Chicago, Illinois 60654.


ITEM 2.  IDENTITY AND BACKGROUND.

     (a)  Manfred Steinfeld ("Steinfeld").

     (b)  Suite 11-111, Merchandise Mart, Chicago, Illinois 60654.

     (c) Steinfeld is Chairman of the Executive Committee of the Company, whose principal business is the designing, manufacturing, and distribution of products for the contract furniture business. Steinfeld was Chief Executive Officer of the Company from its inception until May, 1991, when Paul N. Steinfeld became Chief Executive Officer. Steinfeld was Chairman of the Board of the Company until January, 1996.

     (d) During the last five years, Steinfeld has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Steinfeld has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Steinfeld is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION.

     Not applicable; this Amendment No. 2 is filed to report dispositions, not acquisitions. Steinfeld, individually and as trustee, may, in the future, purchase additional shares of the Company's common stock or dispose of such shares by sale, gift or otherwise. Steinfeld has no present plans or proposals which relate to or would result in any actions listed in paragraphs (a) through
(j) of Item 4 of Steinfeld's original Schedule 13D except as stated in the next following sentence; Steinfeld reserves the right to adopt any such plans or proposals in the future. Steinfeld, as a member of the Board of Directors of the Company, has voted in favor of a resolution


                                        3

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adopted by the Board in January, 1996, to nominate an additional outside director at the Company's 1996 annual meeting of stockholders planned to be held in May, 1996.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) Steinfeld owns beneficially 2,465,156 shares (27.7%) of the Company's outstanding common stock, consisting of the following: (i) 2,093,248 shares owned by Steinfeld; (ii) 331,000 shares owned by The Fern and Manfred Steinfeld Charitable Remainder Trust UTA 10/17/95 (the "CRT"); (iii) 488 shares owned by The Steinfeld Foundation, an Illinois not-for-profit corporation with three directors; and (iv) 40,420 shares held by Steinfeld as one of four trustees of the Company's Employee Stock Ownership Plan ("ESOP"). Steinfeld disclaims beneficial ownership of the shares listed in (iii) and (iv) of the preceding sentence. The figures in this paragraph exclude 25,054 shares owned by Fern Steinfeld (wife of Steinfeld), as to which Steinfeld disclaims beneficial ownership pursuant to rule 13d-4.

     (b) Steinfeld has sole power to vote and dispose of 2,424,248 shares; shared voting and investment power with Fern Steinfeld and Paul N. Steinfeld (son of Steinfeld) as to 488 shares owned by The Steinfeld Foundation, of which Steinfeld, Fern Steinfeld and Paul N. Steinfeld are trustees; and shared voting and investment power with Paul N. Steinfeld, Robert P. Coulter and Sam Ferrell, trustees, as to the 40,420 shares held by the trustees of the ESOP described in paragraph (a) above. Steinfeld is settlor and a trustee of the CRT with sole power as trustee to vote and dispose of the 331,000 shares of the Company's common stock held by the CRT; Fern Steinfeld is the other trustee of the CRT. The business address of Fern Steinfeld is the same as Steinfeld, and her present principal occupation is housewife. The business address of each of Paul N. Steinfeld, Robert P. Coulter and Sam Ferrell is Shelby Williams Industries, Inc., 150 Shelby Williams Drive, Morristown, Tennessee 37813, and the present principal occupation of each such person is as an executive officer of the Company. All of the persons identified in this paragraph are citizens of the United States of America and none has been involved during the last five years in any of the matters described in Item 2(d) or (e).

     (c) During the past sixty days, Steinfeld transferred the following shares of the Company's common stock by gift without consideration:

          DATE                          NUMBER
         OF GIFT                        OF SHARES
         -------                        ---------

        02/08/96                          46,300


     (d)  Not applicable.

     (e)  Not applicable.


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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
TO SECURITIES OF THE ISSUER.

     Not Applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1 - Steinfeld's Schedule 13D, filed October 25, 1990.

     Exhibit 2 - Amendment No. 1 to Steinfeld's Schedule 13D, filed November 4, 1993.

SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 9, 1996.                       /s/ Manfred Steinfeld
                                          -------------------------------
                                               Manfred Steinfeld


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